Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Successor					Predecessor
	Year Ended December 31,				August 4, 2010 through December 31, 2010	January 1, 2010 through August 3, 2010
(in thousands)	2014	2013	2012	2011
Pre-tax income (loss) from continuing operations before adjustment for income or loss from equity investments	$(177,731)	$(213,249)	$(567,322)	$(139,272)	$(14,141)	$16,054
Add: Fixed charges	244,077	225,551	222,058	134,026	33,283	18,132
Less: Non-controlling interest in pre-tax income	(830)	(1,156)	(1,358)	(1,269)	(390)	(775)

Total earnings	$65,516	$11,146	$(346,622)	$(6,515)	$18,752	$33,411

Fixed Charges:
Interest expense	$217,473	$209,350	$185,871	$123,545	$31,109	$14,693
Write-off of deferred financing costs	10,062	818	18,580	2,684	—	—
Estimated interest portion within rental expense	16,542	15,383	17,607	7,797	2,174	3,439

Total fixed charges	$244,077	$225,551	$222,058	$134,026	$33,283	$18,132

Ratio of earnings to fixed charges (1)	—	—	—	—	—	1.8x

(1)

Earnings were insufficient to cover fixed charges by $178.6 million, $214.4 million, $568.7 million, $140.5 million, and $14.5 million, respectively, for the years ended December 31, 2014, 2013, 2012, 2011 and for the period from August 4, 2010 through December 31, 2010.